UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Property & Casualty Insurance Company
Amended and Restated
Incentive Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Melissa A. Centers
Melissa A. Centers
Senior Vice President, Secretary and General Counsel
Date: March 24, 2016

INDEX
Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4

Report of Independent Registered Public Accounting Firm

Board of Directors
State Auto Financial Corporation
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the Plan), as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
March 24, 2016

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value:
Shares of registered investment companies (cost $4,158,330 and $4,097,389, respectively)	$4,055,657	$4,259,273
Interest-bearing cash	1,026,986	409,548
Affiliated stock (cost $454,422 and $277,877, respectively)	509,697	381,070
Total investments	5,592,340	5,049,891

Net assets available for benefits	$5,592,340	$5,049,891

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014	2013
Investment income:
Dividends	$204,446	$247,650	$146,657
Unrealized (losses) gains	(312,475)	(298,427)	405,334
Realized gains	87,703	322,302	117,958
Total investment (loss) income	$(20,326)	$271,525	$669,949

Contributions:
Employee	$861,160	$516,367	$433,270
Employer	27,797	21,760	36,647
Total contributions	$888,957	$538,127	$469,917

Deductions:
Benefit payments	$326,182	$275,978	$397,813
Total deductions	$326,182	$275,978	$397,813

Net increase	$542,449	$533,674	$742,053

Net assets available for benefits:
Beginning of year	$5,049,891	$4,516,217	$3,774,164

End of year	$5,592,340	$5,049,891	$4,516,217

See accompanying notes.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2015

1. Description of the Plan
Organization
The State Auto Property & Casualty Insurance Company Amended and Restated Incentive Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995. The Plan was amended and restated in its entirety effective as of March 1, 2010, to incorporate amendments made to the Plan subsequent to the Plan’s prior restatement effective as of March 1, 2001, and to add as an investment option a fund comprised solely of shares of the State Auto Financial Corporation common stock (“Affiliated stock”). The Plan was further amended effective as of July 1, 2010 (First Amendment), November 1, 2010 (Second Amendment) and January 1, 2011 (Third Amendment).
Eligible executives include high income or key management employees designated by State Auto Property & Casualty Insurance Company (the “Company”) on an annual basis. Plan participation is voluntary. The Plan provides to those eligible executives the benefits they would otherwise earn under the State Auto Insurance Companies Retirement Savings Plan (the “Qualified Plan”) if certain federal law restrictions did not apply, and the opportunity to defer designated amounts of their salary and bonuses.
Effective as of January 1, 2011, the Plan was amended to include the ability to transfer the maximum annual contributions permissible to be made to the Qualified Plan each calendar year from the Plan to the Qualified Plan no later than the March 15th following the December 31st of the plan year to which the contributions relate.
The benefits provided to participants under the Plan are paid from the general assets of the Company. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan is equivalent to the rights of any unsecured creditor of the Company.
Newly eligible executives who wish to participate in the Plan must enroll within 30 days after becoming eligible to participate and defer income from the current calendar year. For subsequent years, participants must enroll prior to the beginning of each new Plan year.
Contributions
Participants are permitted to defer on a pretax basis (a) from 1% to 100% of the participant’s eligible base salary received in the Plan year, (b) from 1% to 100% of each eligible participant’s bonus and/or (c) from 1% to 100% of any award to the participant under the State Auto Financial Corporation Long-Term Incentive Plan ("LTIP"). In addition, the Company matches eligible base salary deferrals at the same rate and in the same manner that it is generally matching 401(k) deferrals under the Qualified Plan. Any limitations on the match under the Qualified Plan also apply to the Plan, with the match under the Plan being offset by the match to the Qualified Plan to the extent duplicative. For example, at the present time under the Qualified Plan, the Company matches up to 6% of compensation at the rate of 100% on the first 1% of contributions plus 50% on contributions in excess of 1%, up to a maximum of 6%. Under the Plan, the Company similarly matches up to 6% of eligible base salary, as defined above, less amounts matched under the Qualified Plan. The Company is required to make nonelective contributions that are not eligible to be contributed to the Qualified Plan.
Vesting
Each participant is fully vested in base salary deferrals, bonus and LTIP deferrals, and any associated earnings. After five years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in matching contributions. After three years of service or upon attainment of age 55, retirement, death, or total disability prior to age 55 or other termination of service, each participant is fully vested in nonelective contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

Payment of Benefits
The balance of each deferral account is distributed in cash to the participant based on the participant’s distribution election upon a specified date certain or the later of age 55 or termination of service. If no distribution election is made, payments are made in monthly installments over a five-year period. In addition, the payment of Company non-elective contributions is made in the form of 60 monthly installments.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividends are recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
All administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:
•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

The following is a description of the valuation methods used for assets measured at fair value:
•Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.
•Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
•Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.
The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2015 and 2014:

2015	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$889,241	889,241	—	—
Mid cap equity investments	150,417	150,417	—	—
Small cap equity investments	117,604	117,604	—	—
International equity investments	192,148	192,148	—	—
Blended fund investments	1,959,317	1,959,317	—	—
Income bond investments	746,930	746,930	—	—
Total registered investment companies	4,055,657	4,055,657	—	—
Interest-bearing cash	1,026,986	1,026,986	—	—
Affiliated stock	509,697	509,697	—	—
Total investments	$5,592,340	5,592,340	—	—

2014	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$1,246,517	1,246,517	—	—
Mid cap equity investments	232,150	232,150	—	—
Small cap equity investments	113,890	113,890	—	—
International equity investments	232,557	232,557	—	—
Blended fund investments	1,531,130	1,531,130	—	—
Income bond investments	903,029	903,029	—	—
Total registered investment companies	4,259,273	4,259,273	—	—
Interest-bearing cash	409,548	409,548	—	—
Affiliated stock	381,070	381,070	—	—
Total investments	$5,049,891	5,049,891	—	—

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

4. Participant Accounts
Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2015 and 2014, there were 76 and 73 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values, and number of participants as of December 31, 2015 and 2014, by fund, were as follows:

2015
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Sm Cap Val Inst	5,236	$22.46	20
Baron Growth Inst	1,312	64.31	15
FID Contrafund K	4,457	98.88	28
MFS Value Fund R5	4,663	32.79	10
FID Total Bond	69,691	10.26	20
TRP Blue Chip Growth	1,446	72.38	18
MFS Inst Intl Equity	9,037	20.56	22
Spartan 500 Index INST	2,660	71.81	15
VANG TOT Bond Mkt ADM	2,998	10.64	3
VANG TOT Intl Stk AD	261	24.24	2
Spartan Ext Mkt IDX ADV	1,315	50.20	11
VANG Target RET 2010	437	24.88	2
VANG Target RET 2015	39,960	14.23	10
VANG Target RET 2020	21,643	27.15	19
VANG Target RET 2025	29,892	15.62	17
VANG Target RET 2030	8,291	27.72	10
VANG Target RET 2035	4,172	16.84	10
VANG Target RET 2040	268	28.45	2
VANG Target RET 2045	989	17.78	4
Total registered investment companies	208,728
Interest-bearing cash:
FID Govt MMRK PRM	1,026,986	1.00	15
Total interest-bearing cash	1,026,986
Affiliated stock:
State Auto Financial Corporation	24,755	20.59	7
Total affiliated stock	24,755
Total investments	1,260,469

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Sm Cap Val Inst	4,543	$25.07	16
Baron Growth Inst	1,702	73.24	14
FID Contrafund K	6,824	97.90	30
MFS Value Fund R5	7,148	34.94	12
PIM Total RT Inst	84,630	10.66	24
TRP Blue Chip Growth	1,069	67.27	15
MFS Inst Intl Equity	11,106	20.91	24
Spartan 500 Index INST	3,525	72.86	17
VANG TOT Bond Mkt ADM	81	10.87	1
VANG TOT Intl Stk AD	12	26.00	1
Spartan Ext Mkt IDX ADV	1,948	55.18	13
VANG Target RET 2010	648	26.32	1
VANG Target RET 2015	26,449	15.29	9
VANG Target RET 2020	14,369	28.46	17
VANG Target RET 2025	23,258	16.53	11
VANG Target RET 2030	8,216	29.04	9
VANG Target RET 2035	3,500	17.84	8
VANG Target RET 2040	258	29.76	1
VANG Target RET 2045	405	18.65	2
Total registered investment companies	199,691
Interest-bearing cash:
Fidelity US Govt Bond	409,548	1.00	16
Total interest-bearing cash	409,548
Affiliated stock:
State Auto Financial Corporation	17,150	22.22	6
Total affiliated stock	17,150
Total investments	626,389

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

5. Investments
The Plan’s investments and related changes at December 31, 2015, 2014 and 2013 and for the years then ended were as follows:

2015	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	5,236	$117,603	$6,590	$3,341	$(15,423)	$54,131	$(12,748)
Baron Growth Inst	1,312	84,393	7,653	13,345	(22,416)	26,866	(4,842)
FID Contrafund K	4,457	440,698	25,164	73,882	(66,091)	102,007	(40,430)
MFS Value Fund R5	4,663	152,902	10,530	12,746	(20,841)	31,431	(22,131)
FID Total Bond	69,691	715,027	29,517	(7,005)	(37,491)	53,162	(28,526)
PIM Total RT Inst	—	—	400	(9,733)	25,825	1,498	—
TRP Blue Chip Growth	1,446	104,638	3,270	318	2,715	33,001	(9,145)
MFS Inst Intl Equity	9,037	185,811	3,129	(2,576)	250	41,356	(11,709)
Spartan 500 Index INST	2,660	191,004	7,433	3,562	(6,207)	62,999	(3,960)
VANG TOT Bond Mkt ADM	2,998	31,903	429	(313)	(413)	8,079	—
VANG TOT Intl Stk AD	261	6,337	94	(144)	(297)	6,360	—
Spartan Ext Mkt IDX ADV	1,315	66,024	4,687	(3,299)	(6,238)	25,945	(7,477)
VANG Target RET 2010	437	10,866	577	(42)	(483)	21	(6,272)
VANG Target RET 2015	39,960	568,628	37,213	272	(39,913)	65,063	(2,052)
VANG Target RET 2020	21,643	587,618	23,408	(2,417)	(32,896)	225,519	(56,407)
VANG Target RET 2025	29,892	466,911	22,164	233	(28,324)	89,150	(2,818)
VANG Target RET 2030	8,291	229,827	8,253	645	(10,731)	34,531	(9,099)
VANG Target RET 2035	4,172	70,252	3,135	1	(4,211)	9,068	(180)
VANG Target RET 2040	268	7,615	221	(91)	(326)	7,207	(7,080)
VANG Target RET 2045	989	17,592	561	—	(1,046)	10,521	—
VANG Target RET 2050	—	8	—	—	—	8	—
Total registered investment companies	208,728	4,055,657	194,428	82,725	(264,557)	887,923	(224,876)
Interest-bearing cash:
Fidelity US Govt Bond	—	—	75	—	—	6,839	(89,994)
FID Govt MMRK PRM	1,026,986	1,026,986	11	—	—	—	(11,312)
Total interest-bearing cash	1,026,986	1,026,986	86	—	—	6,839	(101,306)
Affiliated stock:
State Auto Financial Corporation	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total affiliated stock	24,755	509,697	9,932	4,978	(47,918)	(5,805)	—
Total assets held for investment	1,260,469	$5,592,340	$204,446	$87,703	$(312,475)	$888,957	$(326,182)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	4,543	$113,890	$13,441	$1,824	$(10,347)	$30,294	$(12,635)
Baron Growth Inst	1,702	124,664	5,592	9,419	(10,214)	19,571	(6,474)
FID Contrafund K	6,824	668,061	47,330	24,464	(15,221)	71,730	(37,189)
FID Diversified Intl K	—	—	—	27,889	(27,042)	17,297	(2,758)
FID Freedom K 2010	—	—	817	731	(1,082)	—	(267)
FID Freedom K 2015	—	—	20,257	24,046	(30,142)	42,244	—
FID Freedom K 2020	—	—	12,888	12,251	(16,402)	53,103	(2,118)
FID Freedom K 2025	—	—	6,583	7,828	(9,688)	7,973	(10)
FID Freedom K 2030	—	—	17,888	17,718	(22,746)	13,955	(760)
FID Freedom K 2035	—	—	2,104	3,094	(3,601)	8,064	—
FID Freedom K 2040	—	—	186	142	(183)	2,760	(456)
FID Freedom K 2045	—	—	25	34	(41)	—	—
FID Freedom K 2050	—	—	442	661	(757)	—	—
FID Freedom K Income	—	—	5,828	4,465	(4,982)	5,568	—
FID Intermed Bond	—	—	2,567	2,218	(1,261)	4,189	(6,720)
FID Puritan K	—	—	1,689	33,900	(20,551)	11,011	(7,678)
Harbor Intl Inst	—	—	—	21,163	(20,918)	5,559	(12,880)
JPM Mid Cap Value IS	—	—	—	45,894	(32,772)	45,001	(16,454)
MFS Value Fund R5	7,148	249,764	11,287	2,341	9,035	17,774	(19,254)
PIM Total RT Inst	84,630	902,152	39,969	(368)	(6,649)	62,699	(24,425)
Spartan 500 Index ADV	—	—	1,651	51,067	(36,094)	26,330	(2,368)
TRP Blue Chip Growth	1,069	71,882	3,252	5,916	(2,860)	25,372	(724)
VANG Mid Cap IDX SIG	—	—	15	21,819	(16,879)	11,783	(3,925)
MFS Inst Intl Equity	11,106	232,232	6,444	(914)	(17,733)	5,843	(4,076)
Spartan 500 Index INST	3,525	256,809	3,049	57	7,425	5,827	(1,261)
VANG TOT Bond Mkt ADM	81	877	3	—	—	876	—
VANG Mid Cap IDX ADM	—	—	—	2,047	—	1,077	(595)
VANG TOT Intl Stk AD	12	325	2	—	(5)	329	—
Spartan Ext Mkt IDX ADV	1,948	107,486	2,715	(49)	(335)	4,310	(2,350)
VANG Target RET 2010	648	17,065	504	5	(317)	—	(2,048)
VANG Target RET 2015	26,449	404,398	11,613	153	(7,278)	(603)	(216)
VANG Target RET 2020	14,369	408,928	8,196	(2)	(3,299)	8,989	(3,517)
VANG Target RET 2025	23,258	384,459	8,018	—	(3,937)	3,462	—
VANG Target RET 2030	8,216	238,599	4,728	(2)	(2,597)	7,339	(406)
VANG Target RET 2035	3,500	62,439	1,279	—	(766)	7,218	(59)
VANG Target RET 2040	258	7,685	150	—	(92)	2,194	—
VANG Target RET 2045	405	7,558	153	—	(109)	1,000	—
Total registered investment companies	199,691	4,259,273	240,665	319,811	(310,440)	530,138	(171,623)
Interest-bearing cash:
Fidelity US Govt Bond	409,548	409,548	46	—	—	13,559	(100,416)
Total interest-bearing cash	409,548	409,548	46	—	—	13,559	(100,416)
Affiliated stock:
State Auto Financial Corporation	17,150	381,070	6,939	2,491	12,013	(5,570)	(3,939)
Total affiliated stock	17,150	381,070	6,939	2,491	12,013	(5,570)	(3,939)
Total assets held for investment	626,389	$5,049,891	$247,650	$322,302	$(298,427)	$538,127	$(275,978)

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2013	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Sm Cap Val Inst	2,924	$79,494	$6,868	$5,898	$10,906	$23,897	$(988)
Baron Growth Inst	1,929	141,075	3,656	9,952	33,961	22,787	(11,778)
Calamos Growth Inst	—	—	—	918	2,898	2,471	(6,231)
FID Contrafund K	7,078	679,982	49,994	23,879	105,548	70,257	(71,117)
FID Diversified Intl K	3,734	137,553	2,196	3,605	24,369	12,524	(2,787)
FID Freedom K 2010	778	10,916	212	—	888	—	—
FID Freedom K 2015	21,668	308,556	5,643	2,141	24,774	40,505	(9,139)
FID Freedom K 2020	9,581	142,566	2,551	233	13,304	7,045	(11,683)
FID Freedom K 2025	5,575	86,468	1,552	(124)	8,179	32,946	(13)
FID Freedom K 2030	9,907	157,121	2,980	642	19,339	19,771	(10,079)
FID Freedom K 2035	1,675	27,441	361	408	2,858	9,066	(9,094)
FID Freedom K 2040	90	1,481	21	—	163	476	—
FID Freedom K 2045	20	343	—	113	55	2,379	(6,413)
FID Freedom K 2050	365	6,158	118	—	757	—	—
FID Freedom K Income	13,597	162,625	3,110	(8)	3,384	504	—
FID Intermed Bond	13,767	149,100	3,393	1,263	(5,624)	8,229	(27,988)
FID Puritan K	8,625	183,017	16,508	2,183	11,531	25,002	(10,143)
Harbor Intl Inst	1,539	109,280	2,240	1,744	11,202	18,230	(4,208)
JPM Mid Cap Value IS	4,543	159,552	7,533	6,906	20,810	41,325	(21,563)
MFS Value Fund R4	—	—	743	45,597	(16,698)	5,288	(4,662)
MFS Value Fund R5	6,385	211,996	6,494	395	18,653	2,566	(7,757)
PIM Total RT Inst	59,795	639,210	20,396	1,147	(33,572)	74,230	(62,692)
Spartan US EQ Index ADV	2,405	157,489	2,864	3,996	31,764	24,792	(11,542)
TRP Blue Chip Growth	928	59,942	—	405	10,191	2,180	(4,888)
VANG Mid Cap IDX SIG	1,462	62,858	727	3,554	14,170	5,763	(20,943)
Total registered investment companies	178,370	3,674,223	140,160	114,847	313,810	452,233	(315,708)
Interest-bearing cash:
Fidelity US Govt Bond	506,359	506,359	43	—	—	22,871	(82,105)
Total interest-bearing cash	506,359	506,359	43	—	—	22,871	(82,105)
Affiliated stock:
State Auto Financial Corporation	15,802	335,635	6,454	3,111	91,524	(5,187)	—
Total affiliated stock	15,802	335,635	6,454	3,111	91,524	(5,187)	—
Total assets held for investment	700,531	$4,516,217	$146,657	$117,958	$405,334	$469,917	$(397,813)
The Plan’s unrealized appreciation (depreciation) at December 31, 2015, 2014 and 2013 were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	During Period	Ending Balance
2013	$158,173	405,334	563,507
2014	$563,507	(298,427)	265,080
2015	$265,080	(312,475)	(47,395)
There were no plan assets payable at December 31, 2015 and 2014.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2015, 2014 and 2013:

2015
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$63,751	$60,410	$3,341
Baron Growth Inst	72,295	58,950	13,345
FID Contrafund K	388,534	314,652	73,882
MFS Value Fund R5	137,469	124,723	12,746
FID Total Bond	263,106	270,111	(7,005)
PIM Total RT Inst	920,143	929,876	(9,733)
TRP Blue Chip Growth	30,287	29,969	318
MFS Inst Intl Equity	118,581	121,157	(2,576)
Spartan 500 Index INST	146,272	142,710	3,562
VANG TOT Bond Mkt ADM	14,208	14,521	(313)
VANG TOT Intl Stk AD	6,488	6,632	(144)
Spartan Ext Mkt IDX ADV	82,558	85,857	(3,299)
VANG Target RET 2010	6,272	6,314	(42)
VANG Target RET 2015	192,418	192,146	272
VANG Target RET 2020	197,956	200,373	(2,417)
VANG Target RET 2025	14,893	14,660	233
VANG Target RET 2030	41,470	40,825	645
VANG Target RET 2035	179	178	1
VANG Target RET 2040	7,080	7,171	(91)
VANG Target RET 2045	—	—	—
VANG Target RET 2050	—	—	—
Fidelity US Govt Bond	1,128,283	1,128,283	—
FID Govt MMRK PRM	11,312	11,312	—
State Auto Financial Corporation	22,422	17,444	4,978
Total	$3,865,977	$3,778,274	$87,703

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2014
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$13,811	$11,987	$1,824
Baron Growth Inst	40,780	31,361	9,419
FID Contrafund K	145,411	120,947	24,464
FID Diversified Intl K	155,698	127,809	27,889
FID Freedom K 2010	11,382	10,651	731
FID Freedom K 2015	364,962	340,916	24,046
FID Freedom K 2020	204,406	192,155	12,251
FID Freedom K 2025	99,164	91,336	7,828
FID Freedom K 2030	268,860	251,142	17,718
FID Freedom K 2035	37,102	34,008	3,094
FID Freedom K 2040	4,385	4,243	142
FID Freedom K 2045	362	328	34
FID Freedom K 2050	6,504	5,843	661
FID Freedom K Income	173,504	169,039	4,465
FID Intermed Bond	158,814	156,596	2,218
FID Puritan K	231,574	197,674	33,900
Fidelity US Govt Bond	110,416	110,416	—
Harbor Intl Inst	127,775	106,612	21,163
JPM Mid Cap Value IS	221,675	175,781	45,894
MFS Value Fund R5	22,855	20,514	2,341
PIM Total RT Inst	45,170	45,538	(368)
Spartan 500 Index ADV	249,356	198,289	51,067
State Auto Financial Corporation	16,419	13,928	2,491
TRP Blue Chip Growth	31,448	25,532	5,916
VANG Mid Cap IDX SIG	104,591	82,772	21,819
MFS Inst Intl Equity	15,949	16,863	(914)
Spartan 500 Index INST	2,698	2,641	57
VANG Mid Cap IDX ADM	103,791	101,744	2,047
Spartan Ext Mkt IDX ADV	2,349	2,398	(49)
VANG Target RET 2010	2,048	2,043	5
VANG Target RET 2015	12,913	12,760	153
VANG Target RET 2020	3,515	3,517	(2)
VANG Target RET 2030	404	406	(2)
VANG Target RET 2035	58	58	—
Total	$2,990,149	$2,667,847	$322,302

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2015

2013
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF Sm Cap Val Inst	$19,084	$13,186	$5,898
Baron Growth Inst	46,916	36,964	9,952
Calamos Growth Inst	59,274	58,356	918
FID Contrafund K	127,815	103,936	23,879
FID Diversified Intl K	29,555	25,950	3,605
FID Freedom K 2015	37,857	35,716	2,141
FID Freedom K 2020	11,636	11,403	233
FID Freedom K 2025	(143)	(19)	(124)
FID Freedom K 2030	10,099	9,457	642
FID Freedom K 2035	9,093	8,685	408
FID Freedom K 2045	8,508	8,395	113
FID Freedom K Income	(3)	5	(8)
FID Intermed Bond	33,620	32,357	1,263
FID Puritan K	16,873	14,690	2,183
Fidelity US Govt Bond	92,267	92,267	—
Harbor Intl Inst	14,402	12,658	1,744
JPM Mid Cap Value IS	39,511	32,605	6,906
MFS Value Fund R4	189,166	143,569	45,597
MFS Value Fund R5	13,744	13,349	395
PIM Total RT Inst	232,370	231,223	1,147
Spartan US EQ Index ADV	24,382	20,386	3,996
State Auto Financial Corporation	12,766	9,655	3,111
TRP Blue Chip Growth	4,883	4,478	405
VANG Mid Cap IDX SIG	20,965	17,411	3,554
Total	$1,054,640	$936,682	$117,958
6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Participants may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the “Code”). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

STATE AUTO PROPERTY & CASUALTY INSURANCE COMPANY
AMENDED AND RESTATED INCENTIVE DEFERRED COMPENSATION PLAN

9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.
10. Investments
The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2015 and 2014:

	December 31
	2015		2014
FID Contrafund K	$440,698		$668,061
Fidelity US Govt Bond	—	*	409,548
PIM Total RT Inst	—	*	902,152
State Auto Financial Corporation	509,697		381,070
Spartan 500 Index INST	—	*	256,809
FID Total Bond	715,027		—	*
VANG Target RET 2015	568,628		404,398
VANG Target RET 2020	587,618		408,928
VANG Target RET 2025	466,911		384,459
FID Govt MMRK PRM	1,026,986		—	*

*Value is less than five percent of net assets available for benefits.